Form 45-102F2

Certificate under Subsection 2.7(2) of (3) of
Multilateral Instrument 45-102 Resale of Securities

American Bonanza Gold Mining Corp. (the “Corporation”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 23, 2003 of a total of 32,142,857 units (the “PP Units”), each PP Unit consisting of one Class “A” Common Voting Share without par value of the Corporation (a “Common Share”) and one-half of a transferable warrant (the “PP Warrant”) entitling the holder to acquire one additional Common Share at $0.35 until October 22, 2006 (each a “PP Warrant Share”) and 975,000 units (the “Agent’s CF Units”), each an Agent’s CF Unit consisting of one Class “A” Common Voting Share without par value of the Corporation (a “Common Share”) and one non-transferable warrant (the Agent’s CF Warrant”) entitling the holder to acquire one additional Common Share at $0.35 until October 22, 2006 (each an “Agent’s CF Warrant Share”); and one non-transferable option (the “Agent’s Option”) to purchase 3,214,286 Common Shares on the same terms as the Agent’s CF Warrants (each an “Agent’s Option Share”), the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia, as of this 23rd day of October, 2003.

American Bonanza Gold Mining Corp.

By:	“Giulio T. Bonifacio” Giulio T. Bonifacio Executive Vice President & CFO